August 29, 2016

VIA EDGAR TRANSMISSION

Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	inVentiv Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 8-K filed August 9, 2016

File No. 000-30318

Dear Ms. Sobotka:

inVentiv Health, Inc., a Delaware corporation (the “Company”), submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 18, 2016, relating to the Form 10-K for the fiscal year ended December 31, 2015 of the Company (the “Form 10-K”) filed with the Commission on March 18, 2016 and the Form 8-K of the Company (the “Form 8-K”) filed with the Commission on August 9, 2016. For ease of reference, each of the Staff’s comments is reproduced in bold and is followed by the Company’s response.

Form 8-K filed August 9, 2016

Exhibit 99.1 Investor Presentation

1.	We note that you discuss organic net revenue, which appears to be a non-GAAP measure. Please revise future investor presentations to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. In your response, please provide an example of your proposed disclosure.

The Company acknowledges the Staff’s comment and, in future investor presentations, will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for organic net revenues.

inVentivHealth.com

The following is an example of the proposed disclosure for future investor presentations relating to why the Company’s management believes that organic net revenues provide useful information to investors regarding the Company’s financial condition and results of operations and the additional purposes for which the Company’s management uses organic net revenues:

We believe that organic net revenues reflect the underlying growth from the activities of our ongoing business activities and assist management and investors in making comparisons of period-to-period operating results by excluding changes in revenue associated with currency movement, acquisitions and disposals.

The following is an example of the proposed disclosure for future investor presentations for the reconciliation of organic net revenues to net revenues for the quarter and six months ended June 30, 2016.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in millions)	2016	2015	2016	2015
Consolidated net revenues	$561.0	$489.4	$1,102.3	$940.4
Currency adjustments	5.4	—	12.0	—
Impact of acquisitions and dispositions	—	(4.4)	—	(8.9)

Organic consolidated net revenues	$566.4	$485.0	$1,114.3	$931.5

Clinical net revenues	$259.9	$233.6	$514.8	$453.3
Currency adjustments	6.2	—	12.5	—

Organic Clinical net revenues	$266.1	$233.6	$527.3	$453.3

Commercial net revenues	$305.9	$259.5	$596.8	$494.0
Currency adjustments	(0.8)	—	(0.5)	—
Impact of acquisitions and dispositions	—	(4.4)	—	(8.9)

Organic Commercial net revenues	$305.1	$255.1	$596.3	$485.1

2.	We note that you discuss adjusted free cash flow, which you identify as a non-GAAP measure. Please revise future investor presentations to include a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure.

The Company acknowledges the Staff’s comment and will discontinue the presentation of adjusted free cash flow as a non-GAAP measure in future investor presentations.

inVentivHealth.com

3.	We note that you discuss segment adjusted EBITDA, which appears to be a non-GAAP measure. Please revise future investor presentations to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure. In your response, please provide an example of your proposed disclosure.

The Company acknowledges the Staff’s comment and, in future investor presentations, will include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for this measure.

The following is an example of the proposed disclosure for future investor presentations:

Segment Adjusted EBITDA is a key metric that management uses to assess the ongoing performance of our segments and to evaluate the performance of our segments against comparable segments or businesses of other companies. We believe that the adjustments to Adjusted Segment Operating Income (Loss) to arrive at Adjusted EBITDA at the segment level, similar to the adjustments to net loss to arrive at Adjusted EBITDA on a consolidated basis, provide investors with a useful supplemental measure to compare the effects of non-GAAP adjustments between segments, to review core operating performance from period to period and to evaluate our performance relative to other companies that compete with our segments and are not subject to such factors. Segment Adjusted EBITDA is also calculated in a manner that is consistent with the terms of our debt instruments.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

inVentivHealth.com

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (781) 425-4507.

Sincerely yours, INVENTIV HEALTH, INC.

/s/ Jonathan E. Bicknell
Jonathan E. Bicknell Chief Financial Officer

inVentivHealth.com